SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 March, 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 16 March 2009
99.2	Annual Report and Accounts dated 18 March 2009
99.3	Holding(s) in Company dated 23 March 2009

Exhibit No: 99.1

16
 March 2009

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's
Annual Bonus Plan in 2005
, the Company was notified on 16 March 2009
that the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company's Employee Share Ownership Trust to the following directors and other persons discharging managerial responsibility on 13
March 2009
:

Directors	Number of shares transferred

Andrew Co sslett	17,014
Richard Solomons	10,874

Other Person Discharging Managerial Responsibility

Peter Gowers	11,090

---------------Ends--------------

Name of Contact for this RNS Announcement:

Helen Martin
Tel: 01895

512
244
Company Secretariat
InterContinental Hotels Group PLC

Exhibit No: 99.2

Inter
Continental Hotels Group PLC Annual Report 2008

18 March 2009

In accordance with the Listing Rules, copies of the Annual Report and Financial Statements 2008, Notice of 2009 Annual General Meeting, Shareholder proxy form and related documents (including draft amended Articles of Association) have been submitted to the UK Listing Authority.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary

Wharf
London

E14 5HS

The documents will also shortly be available on the Company's website
www.ihg.com
, under Corporate information.

At the Annual General Meeting on 29 May 2009, it is proposed that the Company's Articles of Association be amended. A summary of the proposed changes is set out in the Notice of 2009 Annual General Meeting and the draft amended Articles of Association are available for inspection at the Company's registered office, the
London
offices of Linklaters LLP and on the Company's website.

Exhibit No: 99.3

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	I nterContinental Hotels Group PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Y es
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of transaction (and date on which the threshold is crossed or reached if different):	19 March 2009
6. Date on which issuer notified:	20 March 2009
7. Threshold(s) that is/are crossed or reached:	T o below 4%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	1 2 , 179 , 257	12 , 179 , 257	11 , 416 , 590	11,416,590	N/A	3.99%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
11 , 416 , 590	3.99%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (11,416,590 - 3.99%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (10,328,767 - 3.61%=PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (10,328,767 - 3.61%=PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N otification using the T otal V oting R ights figure of 285, 582 , 046
14 Contact name:	C atherine Springett D eputy Company Secretary I nterContinental Hotels Group PLC
15. Contact telephone name:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 March 2009